UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Global Defense Technology & Systems, Inc.
(Name of Subject Company)

Global Defense Technology & Systems, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37950B107
(CUSIP Number of Class of Securities)

John Hillen

President and Chief Executive Officer

Global Defense Technology & Systems, Inc.

1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011

703-738-2840

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jeffrey Grill, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N St. NW Washington, DC 20037 202-663-800	Lawrence T. Yanowitch, Esq. Lawrence R. Bard, Esq. Morrison & Foerster LLP 1650 Tysons Boulevard Suite 400 McLean, Virginia 22102 703-760-7700

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) by Global Defense Technology & Systems, Inc. (the “Company” or “GTEC”) on March 7, 2011, as amended by Amendment No. 1 filed with the Commission by the Company on March 16, 2011, Amendment No. 2 filed with the Commission by the Company on March 17, 2011, Amendment No. 3 filed with the Commission on March 22, 2011 and Amendment No. 4 filed with the Commission on March 23, 2011 (such Schedule 14D-9, as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sentinel Acquisition Corporation, a Delaware corporation and direct, wholly owned subsidiary of Sentinel Acquisition Holdings Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $24.25 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2011, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as specifically set forth herein, the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of Item 8:

The Offer expired at 11:59 p.m., New York City time, on Friday, April 1, 2011. The Offer was not extended. According to Wells Fargo Bank, N.A., the depositary for the Offer, as of the expiration of the Offer a total of 8,597,927 Shares were validly tendered and not properly withdrawn, representing approximately 93% of all outstanding Shares, including 80,183 Shares for which the depositary received commitments to tender under the guaranteed delivery procedures for the Offer. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn in the Offer (including Shares tendered to the depositary pursuant to the Offer’s guaranteed delivery procedures), and payment for such Shares has been or will be made promptly, in accordance with the terms of the Offer.

On April 4, 2011, Purchaser informed the Company that it intends to consummate the Merger under the short-form merger provisions of the DGCL as described under the heading “(iii) Vote Required to Approve the Merger and DGCL Section 253” of this Item 8, without any further action by or vote of the Company’s stockholders other than Purchaser. As described in the Merger Agreement, each Share outstanding immediately prior to the Effective Time of the Merger (other than Shares owned by Parent, the Purchaser or GTEC, all of which will be canceled and will cease to exist, and any Shares held by stockholders of the Company who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive $24.25 per Share. Following the Merger, the Shares will no longer be listed on the NASDAQ Global Market.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(i)(viii)                                               Press Release issued by Global Defense Technology & Systems, Inc. on April 4, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2011	/s/ John Hillen
John Hillen
President and Chief Executive Officer